Filed pursuant to Rule 424(b)(3)

File No. 333-283109

PROSPECTUS SUPPLEMENT (To Prospectus dated November 8, 2024, as supplemented by the Prospectus Supplement dated November 12, 2024)	January 28, 2025

Oxford Lane Capital Corp.

$2,000,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated November 8, 2024 (the “Base Prospectus”) as supplemented by the prospectus supplement dated November 12, 2024 (the “November 2024 Prospectus Supplement” and together with the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an Amended and Restated Equity Distribution Agreement dated September 9, 2022, as amended pursuant to that certain Amendment No. 1, dated as of November 15, 2023, that certain Amendment No. 2, dated as of July 29, 2024, and that certain Amendment No. 3, dated as of November 12, 2024 (collectively, the “Amended Equity Distribution Agreement”), with Lucid Capital Markets, LLC and Ladenburg Thalmann & Co. Inc. (the “Distribution Agents”). The Company’s investment adviser, Oxford Lane Management, LLC, has agreed to pay to the Distribution Agents, if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 15 of the Base Prospectus and in our subsequent filings with the Securities and Exchange Commission that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From November 12, 2024 to January 24, 2025, we sold a total of 54,851,191 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $279.0 and net proceeds were approximately $277.2, after deducting the sales agents’ commissions and offering expenses.

THIRD QUARTER FINANCIAL HIGHLIGHTS

●	On January 24, 2025, our Board of Directors declared the following distributions on our common stock:

Month Ending	Record Date	Payment Date	Amount Per Share
April 30, 2025	April 16, 2025	April 30, 2025	$0.09
May 31, 2025	May 16, 2025	May 30, 2025	$0.09
June 30, 2025	June 16, 2025	June 30, 2025	$0.09

●	Net asset value (“NAV”) per share as of December 31, 2024 stood at $4.82, compared with a NAV per share on September 30, 2024 of $4.76.

●	Net investment income (“NII”), calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), was approximately $72.4 million, or $0.20 per share, for the quarter ended December 31, 2024.

●	Our core net investment income (“Core NII”) was approximately $99.9 million, or $0.28 per share, for the quarter ended December 31, 2024.

o	Core NII incorporates all applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may differ materially from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

●	Total investment income for the quarter ended December 31, 2024 amounted to approximately $114.5 million, which represented an increase of approximately $9.3 million from the quarter ended September 30, 2024.

o	For the quarter ended December 31, 2024 we recorded investment income as follows:

◾	Approximately $107.6 million from our CLO equity and CLO warehouse investments, and

◾	Approximately $6.9 million from our CLO debt investments and other income.

●	Our total expenses for the quarter ended December 31, 2024 were approximately $42.0 million, compared with total expenses of approximately $37.9 million for the quarter ended September 30, 2024.

●	As of December 31, 2024, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 16.6%, down from 17.3% as of September 30, 2024.

o	The weighted average effective yield of our CLO equity investments at current cost was 16.1%, down from 16.5% as of September 30, 2024. For the December quarter, we have excluded the impact of CLO warehouse positions from the calculation.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 23.9%, down from 24.1% as of September 30, 2024.

●	For the quarter ended December 31, 2024, we recorded a net increase in net assets resulting from operations of approximately $103.7 million, or $0.29 per share, comprised of:

o	NII of approximately $72.4 million;

o	Net realized losses of approximately $3.6 million; and

o	Net unrealized appreciation of approximately $34.9 million.

●	During the quarter ended December 31, 2024, we made additional investments of approximately $389.3 million, and received approximately $33.9 million from sales and repayments of our CLO investments.

●	For the quarter ended December 31, 2024, we issued a total of approximately 49.0 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $248.9 million. As of December 31, 2024, we had approximately 388.9 million shares of common stock outstanding.

●	On January 24, 2025, our Board of Directors declared the required monthly dividends on our 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
6.25% - Series 2027	$ 0.13020833	March 17, 2025, April 16, 2025, May 16, 2025	March 31, 2025, April 30, 2025, May 30, 2025
6.00% - Series 2029	$ 0.12500000	March 17, 2025, April 16, 2025, May 16, 2025	March 31, 2025, April 30, 2025, May 30, 2025
7.125% - Series 2029	$ 0.14843750	March 17, 2025, April 16, 2025, May 16, 2025	March 31, 2025, April 30, 2025, May 30, 2025

In accordance with their terms, each of the 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares, and 7.125% Series 2029 Term Preferred Shares will pay a monthly dividend at a fixed rate of 6.25%, 6.00% and 7.125%, respectively, of the $25.00 per share liquidation preference, or $1.5625, $1.5000 and $1.78125 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 6.25%, 6.00% and 7.125% per year, respectively, for each of the 6.25% Series 2027 Term Preferred Shares, 6.00% Series 2029 Term Preferred Shares and 7.125% Series 2029 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. Oxford Lane’s management uses this information in its internal analysis of results and believes that this information may be informative in assessing the quality of Oxford Lane’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. While Core NII may provide a better indication of our estimated taxable income than GAAP NII during certain periods, we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended December 31, 2024:

	Three Months Ended
	December 31, 2024
	Amount	Per Share Amount
GAAP net investment income	$72,425,786	$0.20
CLO equity adjustments	27,482,067	0.08
Core net investment income	$99,907,853	$0.28